SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Axion International Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05462D 10 1

(CUSIP Number)

Allen Kronstadt

5515 Security Lane, Suite 1115

Rockville, MD 20852

Telephone: (301) 530-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1

CUSIP No. 05462D 10 1	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allen Kronstadt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	27,876,766 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	27,876,766 (1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,651,963 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,555,477 shares of common stock held in the name of the Reporting Person, 50,000 shares of Director stock options held by the Reporting Person, 7,300 shares of common stock held by the Danielle Nicole Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, 22,885 shares of common stock held by the Michael Benjamin Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, 13,000 shares of common stock held by the Jamie Fay Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, 181,618 shares of common stock held by the Bethesda Foundation, Inc., 13,023,243 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, and 13,023,243 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person.

CUSIP No. 05462D 10 1	13D	Page 3 of 8 Pages

(2)	Includes 1,555,477 shares of common stock held in the name of the Reporting Person, 50,000 shares of Director stock options held by the Reporting Person, 13,023,243 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, and 13,023,243 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person.

(3)	Based on 32,744,164 shares of common stock outstanding as of April 9, 2014, plus (i) 13,023,243 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, (ii) 13,023,243 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person, and (iii) 50,000 shares of Director stock options held by the Reporting Person.

Allen Kronstadt (the “Reporting Person”) is filing this Amendment No. 6 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2012, as amended by Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on September 14, 2012, Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on October 4, 2012, Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on January 10, 2013,Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on January 28, 2013, and Amendment No. 5 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on February 14, 2014 (as so amended, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On April 8, 2014, the Reporting Person purchased one of the Notes in the original principal amount of $850,000.00 which is initially convertible into 2,125,000 shares of Common Stock, and an associated warrant to purchase 2,125,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant. The total amount of funds used by the Reporting Person to purchase such Note and associated warrant was $850,000.00 in cash, and such funds were provided by the personal funds of the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own an aggregate of 27,651,963 shares of Common Stock, including (i) 13,023,243 shares of Common Stock issuable to the Reporting Person upon conversion of the Notes held by the Reporting Person, (ii) 13,023,243 shares of Common Stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase Common Stock held by the Reporting Person, (iii) 1,555,477 shares of Common Stock held in the name of the Reporting Person, and (iv) 50,000 shares of Director stock options held by the Reporting Person, which in the aggregate represents approximately 47% of the Common Stock outstanding as of April 9, 2014. The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock held by (y) the Danielle Nicole Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, the Michael Benjamin Kronstadt Irrevocable Trust u/t/a dated February 26, 2001, and the Jamie Fay Kronstadt Irrevocable Trust u/t/a dated February 26, 2001 (collectively, the “Trusts”), and (z) Bethesda Foundation, Inc.

(b)	The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 27,876,766 shares of Common Stock.

(c)	Since the Reporting Person’s filing of Amendment No. 5 to this Schedule 13D, the Reporting Person effected the following transaction in the securities of the Issuer:

On April 8, 2014, pursuant to the Note Purchase Agreement, the Reporting Person purchased one of the Issuer’s Notes in the original principal amount of $850,000.00 which is initially convertible into 2,125,000 shares of Common Stock, and an associated warrant to purchase 2,125,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant.

(d)	The Trusts and the Bethesda Foundation, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held in their respective names.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person is the sole trustee of the Trusts and is the President of the Bethesda Foundation, Inc.

Pursuant to the Note Purchase Agreement dated August 24, 2012 (the “Note Purchase Agreement”), among Issuer, Reporting Person and the other investors identified on the signature page thereto, the Issuer has issued and sold to the Investors an aggregate principal amount of $15,628,187.54 of Notes which are initially convertible into shares of Common Stock at a conversion price equal to $0.40 per share of Common Stock, subject to adjustment as provided on the terms of the Notes, and associated warrants to purchase, in the aggregate, 39,070,474 shares of Common Stock, subject to adjustment as provided on the terms of such warrants. Under the Note Purchase Agreement, (i) on August 24, 2012, the Issuer issued and sold to the Reporting Person a Note in the original principal amount of $1,709,629.97 which is initially convertible into 4,274,075 shares of Common Stock, and an associated warrant to purchase 4,274,075 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (ii) on September 28, 2012, the Issuer issued and sold to the Reporting Person a Note in the original principal amount of $333,000.00 which is initially convertible into 832,500 shares of Common Stock, and an associated warrant to purchase 832,500 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (iii) on January 4, 2013, the Issuer issued and sold to the Reporting Person a Note in the original principal amount of $500,000.00 which is initially convertible into 1,250,000 shares of Common Stock, and an associated warrant to purchase 1,250,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (iv) on January 28, 2013, the Issuer issued and sold to the Reporting Person a Note in the original principal amount of $416,667.00 which is initially convertible into 1,041,668 shares of Common Stock, and an associated warrant to purchase 1,041,668 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (v) on October 3, 2013, the Issuer issued and sold to the Reporting Person a Note in the original principal amount of $400,000.00 which is initially convertible into 1,000,000 shares of Common Stock, and an associated warrant to purchase 1,000,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, (vi) on November 12, 2013, the Issuer issued and sold to the Reporting Person a Note in the original principal amount of $1,000,000.00 which is initially convertible into 2,500,000 shares of Common Stock, and an associated warrant to purchase 2,500,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant and (vi) on April 8, 2014, the Issuer issued and sold to the Reporting Person a Note in the original principal amount of $850,000.00 which is initially convertible into 2,125,000 shares of Common Stock, and an associated warrant to purchase 2,125,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant.

On August 24, 2012, the Issuer and certain investors entered into a Registration Rights Agreement pursuant to which the Issuer granted to the Investors certain demand and piggyback registration rights with respect to the registration of certain Issuer securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. In addition, on August 24, 2012, the Issuer, Axion International, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and certain investors entered into a Security Agreement pursuant to which the Issuer and Axion International granted a security interest and lien in all of their assets and rights to the Investors to secure the Issuer’s obligations under the Notes.

As stated in Item 4 of this Schedule 13D, the Reporting Person and Tom Bowersox were appointed to the Issuer’s board of directors on September 11, 2012.

On December 17, 2012, the Issuer, Kronstadt and certain other investors entered into a letter agreement concerning certain matters under the Note Purchase Agreement.

On October 21, 2013, the Issuer, Axion International and certain investors entered into the First Amendment to Security Agreement dated October 21, 2013.

On March 28, 2014, the Issuer, Axion International and certain investors entered into the Second Amendment to the Security Agreement dated March 28, 2014.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2014

By:	/s/ Allen Kronstadt
Name:	Allen Kronstadt

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